[KBW LETTERHEAD]

November 6, 2006

VIA FACSIMILE (202) 772-9208

Mr. Christian Windsor, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	KBW, Inc.
Registration Statement on Form S-1
File No. 333-136509

Dear Mr. Windsor:

     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, KBW, Inc. (the “Registrant”) hereby requests acceleration of the above-captioned Registration Statement to November 8, 2006 at 1:00 p.m. Eastern Time, or as soon as possible thereafter.

     In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the
Commission from taking any action with respect to the filing, and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any per-
son under the securities laws of the United States. The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     Please contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 with any questions you may have concerning this request. In addition, please notify Mr. Guest when this request for acceleration has been granted.

Very truly yours,

/s/ Mitchell B. Kleinman

Mitchell B. Kleinman
General Counsel